Paris, May 3, 2007

Full-year guidance raised on good 2007 first-quarter results

Net sales (on a comparable basis)1:                          up 6.9%

Adjusted EPS1:                                                    down 3.1%

Adjusted EPS1 excluding selected items2:                 up 11.0%

The consolidated income statement for the first quarter of 2007 is provided in the appendices. Consolidated net income after minority interests for the period was €1,537 million, compared with €1,512 million in the first quarter of 2006, after the impact of the accounting treatment of acquisitions (primarily the acquisition of Aventis) and associated after-tax restructuring costs totaling €580 million in the first quarter of 2007 and €661 million in the first quarter of 2006.

In order to give a better representation of our underlying economic performance, we have decided to present and explain an adjusted consolidated income statement1 for the first quarter of 2007, and to compare it with an adjusted consolidated income statement for the first quarter of 2006. Adjusted net income for the first quarter of 2007 was €2,117 million, compared with €2,173 million for the first quarter of 2006.

Unless otherwise indicated, all sales growth figures in this press release are stated on a comparable basis1.

FIRST QUARTER OF 2007:

▪	Net sales: €7,177 million, up 6.9% (up 2.0% on a reported basis). Pharmaceuticals net sales growth was 6.2%, in line with the 2006 fourth-quarter growth rate.
▪	“Operating income – current”[1] up 12.4%. Improvement of 3.5 points in the ratio of “Operating income – current” [1] to net sales
▪	Adjusted EPS of €1.57
▪	11.0% growth in adjusted EPS excluding selected items[2] to €1.41, versus €1.27 for Q1 2006

2007 GUIDANCE RAISED: Based on the good results achieved in the first quarter of 2007, the company has raised its 2007 full-year adjusted EPS growth guidance from 6% to 9% (excluding selected items2/3).

Barring major adverse events (such as major adverse events on Lovenox® and Plavix® in the United States), the Group expects a growth in 2007 adjusted EPS excluding selected items in the range of 9%, calculated using a rate of €1 = $1.25, despite the end of protection for Ambien® IR in the United States in April and the arrival of generic competition for Eloxatin® in Europe. Sensitivity to the euro/dollar exchange rate is estimated at 0.6% of growth for a 1-cent movement in the exchange rate4.

1 Refer to the Appendix 1 for definitions of financial indicators

2 See Appendix 5

3 Excluding selected items, 2006 adjusted EPS was 4.88 euros

4 Based on Q1 2007 average euro/dollar exchange rate (1 euro = 1,31), adjusted EPS growth guidance excluding selected items would be around 5.4%

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2007 first-quarter net sales

In the first quarter of 2007, sanofi-aventis generated net sales of €7,177 million, an increase of 6.9%. Exchange rate movements had an unfavorable impact of 4.6 points, two-thirds of which related to the U.S. dollar. Changes in Group structure had an unfavorable effect of 0.3 of a point. On a reported basis, net sales rose by 2.0%.

Net sales by business segment - Pharmaceuticals

First-quarter net sales for the pharmaceuticals business were €6,610 million, an increase of 6.2%, in line with the growth rate for the fourth quarter of 2006. Net sales of the top 15 products were up 10.5% at €4,483 million, representing 67.8% of pharmaceuticals net sales compared with 65.2% in the first quarter of 2006.

€ million	Q1 2007 net sales	Change on a comparable basis
Lovenox®	634	+8.2%
Plavix®	569	-1.0%
Stilnox®/Ambien®/Ambien CR™	606	+49.3%
Taxotere®	449	+10.0%
Eloxatin®	393	-3.2%
Lantus®	458	+27.2%
Copaxone®	289	+17.5%
Aprovel®	264	+7.8%
Tritace®	211	-6.2%
Allegra®	201	+21.8%
Amaryl®	94	-19.0%
Xatral®	82	-9.9%
Actonel®	78	-10.3%
Depakine®	76	0.0%
Nasacort®	79	+21.5%
TOTAL TOP 15	4,483	+10.5%
TOTAL TOP 15 excluding Eloxatin® in Europe	4,374	+11.8%

First-quarter net sales of other pharmaceutical products fell by 1.8% to €2,127 million, against €2,165 million5 in 2006. Net sales of the antibiotic Ketek® halved year-on-year (to €30 million, from €59 million5 in the first quarter of 2006) due to restrictions on the indications for the product.

5 Q1 2006 comparable net sales

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Geographical split of consolidated net sales by product (Top 15)

Q1 2007 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other countries	Change on a comparable basis
Lovenox®	186	+7.5%	385	+7.8%	63	+12.5%
Plavix®	423	+2.9%	22	-63.9%	124	+20.4%
Stilnox®/Ambien®/Ambien CR™	22	-8.3%	555	+54.2%	29	31.8%
Taxotere®	198	+13.8%	168	+4.3%	83	+13.7%
Eloxatin®	109	-24.3%	245	9.9%	39	0.0%
Lantus®	148	+14.7%	270	+31.7%	40	+53.8%
Copaxone®	78	+18.2%	197	+17.3%	14	+16.7%
Aprovel®	209	+5.0%	-	-	55	+19.6%
Tritace®	118	-11.9%	1	-75.0%	92	+5.7%
Allegra®	17	+21.4%	92	+21.1%	92	+22.7%
Amaryl®	32	-41.8%	2	-33.3%	60	+3.4%
Xatral®	44	-29.0%	25	+47.1%	13	+8.3%
Actonel®	51	-20.3%	-	-	27	+17.4%
Depakine®	53	-3.6%	-	-	23	+9.5%
Nasacort®	13	30.0%	60	+25.0%	6	-14.3%

Comments by product

Net sales of Lovenox®, the leading low molecular weight heparin on the market, reached €634 million in the first quarter, a rise of 8.2%. Growth of the product continues to be driven by its increasing use in medical prophylaxis.

Filing for approval of Lovenox® as a treatment for patients suffering from acute ST-segment elevation myocardial infarction (ExTRACT study) took place in the fourth quarter of 2006 in both Europe and the United States, where the FDA granted a priority review. This new indication is expected to further enhance the superiority of Lovenox over non-fractioned heparins.

The results of the PREVAIL study, showing the superiority of Lovenox® over unfractionated heparin for reducing the risk of venous thrombo-embolism in patients with acute ischemic stroke, were published in the April issue of The Lancet.

The results of the EXCLAIM study, which is examining the benefits of an extended Lovenox® regimen for prophylaxis of venous thrombo-embolism in medicalized patients, will be presented at the International Society of Thrombosis and Hemostasis (ISTH) Congress in July 2007.

Sales of Plavix® raw materials to the United States, which are consolidated by sanofi-aventis, remained weak in the first quarter (€22 million, down 64%) due to the availability in the United States of a generic version of clopidogrel bisulfate 75 mg tablets. Excluding this effect, consolidated net sales of Plavix® would have risen by 6.4% in the quarter.

First-quarter net sales of Ambien® IR/Ambien CR™ in the United States rose by 54.2% to €555 million, a figure which includes €149 million for Ambien CR™ ($195 million). The market share of Ambien® IR /Ambien CR™ reached 46.3% in March (IMS NPA March 2007). At end March, prescriptions of Ambien CR™ represented 31.3% (IMS NPA weekly) of total Ambien® brand prescriptions.

Ambien® IR is facing competition from generics in the US, as its protection expired on April 20, 2007.

In Japan, sales of Myslee® (not consolidated by sanofi-aventis) reached €24 million in the first quarter, an increase of 8.4%.

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Taxotere® reported strong first-quarter growth in “Other countries” (13.7%) and Europe (13.8%). In the United States, where the competitive environment remains challenging, net sales of the product rose by 4.3%.

Taxotere® is now being sold in its two new indications (gastric cancer, head and neck cancer) in the United States and Europe.

In Europe, Eloxatin®, which is facing competition from generics in some countries (in particular Germany and the United Kingdom), reported a 24.3% decline in net sales to €109 million. In the United States, the product – which is still the market-leading colorectal cancer treatment both as adjuvant and in the metastatic phase – achieved further growth (of 9.9%, to €245 million).

Lantus®, the world’s leading insulin brand, continues to record excellent performances. Net sales of the product rose by 31.7% in the United States and 53.8% in “Other countries”. Solostar®, a new disposable pen that can be used to administer Lantus® and/or the rapid-acting insulin Apidra®, is gradually being rolled out across Europe from April, following the initial launch of Lantus® Solostar® in Germany. Solostar® reduces the force needed to inject insulin by 30% relative to the most commonly-available pens. It is also the only disposable multi-dose pen able to deliver doses of up to 80 units of insulin adjustable in 1-unit steps. Lantus® Solostar® has been approved by the FDA at the end of April.

Allegra® recorded a strong start to the year in Japan due to an early start to the pollen season.

As part of the agreements with Altana Pharma (member of the Nycomed group) concerning Alvesco® (ciclesonide) in the US, Sanofi aventis has informed its partner on April 17, 2007 of its decision to transfer back its rights related to Alvesco® (ciclesonide). The Group’s collaboration with Nycomed for the development and the commercialization of the combination product of ciclesonide with formoterol in the US continues.

Acomplia® is now available in over 10 European countries. It has been available in France since March 2007, and is reimbursable for obese patients with type 2 diabetes uncontrolled by metformin or sulphonylurea. In early April, the product was granted marketing approval in Switzerland and is reimbursed for the treatment of type 2 diabetics overweight patients and for the treatment of patients with obesity. At the end of April, Acomplia has been approved in Brazil for the treatment of obese patients, or overweight patients with associated risk factors, such as type 2 diabetes or dyslipidemia. Acomplia® is also available in Argentina, Mexico and Chile. First-quarter net sales totaled €15 million.

The SERENADE dossier was filed with the European healthcare authorities in December 2006 and with the FDA in February 2007. This study showed significant improvements in blood sugar control and weight, as well as in other risk factors such as HDL-cholesterol (good cholesterol) and triglycerides, when compared to placebo in type 2 diabetes patients not currently treated with anti-diabetic medications.

In the United States, rimonabant is on the agenda for the Endocrinologic and Metabolic Drugs Advisory Committee Meeting to be held on June 13, 2007. The FDA action letter is due on July 26, 2007.

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Worldwide presence1 of Plavix® / Iscover®:

€ million	Q1 2007	Change on a comparable basis
Europe	448	+5.4%
United States	603	-7.4%
Other countries	183	+18.1%
TOTAL	1,234	+0.2%

On August 8, 2006, Apotex announced that it had launched a generic version of clopidogrel bisulfate 75 mg tablets in competition with Plavix® in the United States. On August 31, 2006, the U.S. District Court for the Southern District of New York granted the motion filed by sanofi-aventis and Bristol-Myers Squibb for a preliminary injunction and ordered Apotex to halt sales of its generic version of clopidogrel bisulfate. However, the Court did not order the recall of products already sold by Apotex.

This preliminary injunction was upheld by the Court of Appeals for the Federal Circuit in December 2006.

Consequently, U.S. sales of Plavix® rallied strongly in the first quarter of 2007 to €603 million (7.4% down versus the first quarter of 2006) after having been hit hard in the fourth quarter of 2006 (€273 million).

Total prescriptions (TRx) of clopidogrel bisulfate rose by 19.5%6 in the quarter thanks to sustained promotional activity. In addition, a recent FDA panel has recommended prolonged treatment for patients with drug eluting stents.

On April 18, 2007, a U.S. subsidiary of sanofi-aventis received a subpoena from the Attorney General of the State of New York requesting the production of certain documents relating to the proposed settlement of the U.S. Plavix® patent litigation against Apotex.

In Europe, first-quarter net sales of Plavix® were up 5.4% at €448 million, despite a further decline in German sales due to a marked slowdown in the market and the effect of parallel imports.

In Japan, the two-week limit on prescriptions imposed by the Japanese authorities will remain in force until May 2007. Quarterly sales of Plavix® totaled €4 million. The application relating to Plavix® as a treatment for acute coronary syndrome was filed with the Japanese authorities at the end of 2006.

Worldwide presence1 of Aprovel®/Avapro®/Karvea®:

€ million	Q1 2007	Change on a comparable basis
Europe	227	+7.1%
United States	123	+15.0%
Other countries	93	+19.2%
TOTAL	443	+11.6%

In the first quarter of 2007, the worldwide presence of Aprovel®/Avapro®/Karvea® was represented by sales of €443 million , up 11.6%.

6 IMS NPA Q1 2007

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Net sales of the product in the United States rose by 15.0% in the first quarter, largely as a result of higher selling prices. In the same period, total prescriptions of the product were stable6.

On April 18, the Cardio-Renal Advisory Committee of the FDA recommended approval of Avalide® as initial treatment of hypertension. Avalide® is a fixed-dose combination of irbesartan and hydrochlorothiazide that is currently approved for the treatment of hypertension in patients with blood pressure uncontrolled on monotherapy. If approved, the new indication for Avalide® would be the first-line treatment of hypertension in patients who are unlikely to obtain their blood pressure goals on monotherapy.

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Net sales by business segment - Human Vaccines

First-quarter consolidated net sales for the human vaccines business were €567 million, an increase of 16.0%.

The strong increase in Adult Booster vaccines was a significant growth driver. Sales of AdacelTM (adolescent & adult tetanus-diphtheria-pertusis booster), launched in the United States in July 2005, reached €67 million for the quarter, up 133.3%. A new production facility, approved by the FDA in August 2006, has provided additional capacity to address the growing demand for AdacelTM and other pertusis vaccines.

Quarterly sales of influenza vaccines fell by 17.1% to €58 million. In the southern hemisphere, influenza vaccine sales rose by 14.4%, while sales fell in the United States based on a 2006 first-quarter comparative that was boosted by the extension of the 2005 vaccine campaign and stockpile purchases by the Centers for Disease Control and Prevention.

Menactra® reported net sales of €75 million, representing year-on-year growth of 53.7%, based on strong demand and increased availability of supply.

€ million	Q1 2007 net sales	Change on a comparable basis
Polio/Pertusis/Hib Vaccines	181	+1.1%
Adult Booster Vaccines	125	+64.5%
Influenza Vaccines	58	-17.1%
Travel & other Endemics Vaccines	80	+5.3%
Meningitis/Pneumonia Vaccines	89	+48.3%
Other Vaccines	34	+21.4%
TOTAL	567	+16.0%

First-quarter sales at Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, rose by 3.5% on a reported basis to €149 million. This trend reflects differences in the phasing of several tenders for inline vaccines relative to the same period in 2006.

Gardasil® is now marketed by Sanofi Pasteur MSD in 18 European countries including France, Germany, the United Kingdom and Italy. Spain will follow during 2007. To date, the authorities in Germany, France, Italy, Austria, Norway and Luxemburg have recommended the vaccination of girls and young women against human papillomavirus.

Sanofi Pasteur MSD sales are not consolidated by sanofi-aventis.

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Net sales by geographic region

€ million	Q1 2007 net sales	Change on a comparable basis
Europe	3,113	-1.3%
United States	2,492	+16.4%
Other countries	1,572	+10.9%
TOTAL	7,177	+6.9%

In Europe, the healthcare reforms introduced in France and Germany during 2006 continued to depress sales, which fell by 1.3% year on year. Germany again reported a sharp fall, as parallel imports of Plavix® and Lovenox® continued. France is also experiencing negative growth, but was helped by winter pathologies. The gradual introduction of Eloxatin® generics across Europe accounted for 1% of the first-quarter decline in the region’s net sales.

The United States reported robust sales growth in the first quarter, thanks largely to strong performances for Ambien®/Ambien CRTM, Lantus®, and vaccines.

Growth in “Other countries” reached 10.9%, and was once again driven by Latin America and Asia.

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2007 first-quarter adjusted consolidated income statement

The adjusted consolidated income statement is presented in Appendix 3.

Refer to Appendix 1 for a definition of “adjusted net income”, and to Appendix 4 for a reconciliation of the consolidated income statement to the adjusted consolidated income statement.

Net sales generated by sanofi-aventis in the first quarter of 2007 rose by 2.0% on a reported basis to €7,177 million.

Gross profit was €5,569 million. The gross margin ratio was unchanged relative to the first quarter of 2006 at 77.6%, reflecting two contrasting trends:

-

a drop in “Other revenues” (royalties) from €289 million to €256 million, mainly as a result of the discontinuation of royalty income from Merial on Fipronil and the decline in sales of Plavix® in the United States because of competition from a generic version;

-	an improvement of 0.5 of a point (to 26.0%) in the ratio of cost of sales to net sales, thanks to a favorable product mix.

Research and development expenses were 3.3% higher at €1,081 million (around 7% excluding currency impact).

Selling and general expenses were 8.6% lower than in the first quarter of 2006 at €1,873 million, equivalent to 26.1% of net sales (against 29.1% in the comparable period of 2006). As well as the weakness of the dollar against the euro during the first quarter of 2007, sanofi-aventis continued with the measures implemented in 2006 to adapt to the changing industry environment.

Other current operating income and expenses showed net income of €137 million, against €91 million in the first quarter of 2006.

Operating income – current1 was up 12.4% at €2,719 million, equivalent to 37.9% of net sales, 3.5 points higher than in the first quarter of 2006.

A charge of €22 million was recognized in the first quarter of 2007 on the continuation of the restructuring plan initiated in France during 2006.

Operating income was €2,697 million, down 8.6%. This decrease was due to the fact that the 2006 first-quarter figure included net gains on disposals of €550 million, arising mainly on the disposals of the rights to Exubera® (€460 million, €384 million net of tax) and of the residual interest in the Animal Nutrition business (€45 million, €31 million net of tax).

Net financial expense came to €32 million, compared with €30 million in the first quarter of 2006. Interest expense on debt was €56 million, against €73 million in the comparable period of 2006.

Income tax expense was €595 million, compared with €832 million in the first quarter of 2006. The reported tax rate was 22.3%, against 28.5% for the comparable period of 2006. In 2007, this line included a net gain of €223 million related to net reversal of provisions for tax risks/resolution of tax audits, while in 2006 income tax expense was favorably impacted by the reduced tax rate charged on the gain on disposal of Exubera®. Excluding these two items, the effective tax rate was 30.7%, the same as in the first quarter of 2006.

The share of profits from associates was €159 million, compared with €181 million in the first quarter of 2006. This line was primarily affected by a drop in the share of after-tax profits from territories managed by BMS (primarily the United States) under the Plavix® and Avapro® alliance (€99 million, versus €113 million in the first quarter of 2006) due to the availability of a generic version in the United States.

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Minority interests totaled €112 million, against €97 million in the first quarter of 2006. This line includes the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€107 million, against €94 million in the first quarter of 2006).

Adjusted net income was down 2.6% at €2,117 million.

Adjusted earnings per share (EPS) was €1.57, 3.1% lower than the 2006 first-quarter figure of €1.62, based on an average number of shares outstanding of 1,351.1 million in the first quarter of 2007 and 1,344.4 million in the first quarter of 2006.

Adjusted net income excluding selected items (see Appendix 5) was €1,909 million, 11.8% higher than the 2006 first-quarter figure of €1,707 million.

Adjusted earnings per share excluding selected items (see Appendix 5) was €1.41, 11.0% higher than the 2006 first-quarter figure of €1.27.

Net debt, which was €5.8 billion at end December 2006, stood at €4 billion as of March 31, 2007.

2007 guidance raised

Based on the good results achieved in the first quarter of 2007, the company has raised its 2007 full-year adjusted EPS growth guidance from 6% to 9% (excluding selected items2/3).

Barring major adverse events (such as major adverse events on Lovenox® and Plavix® in the United States), the Group expects a growth in 2007 adjusted EPS excluding selected items in the range of 9%, calculated using a rate of €1 = $1.25, despite the end of protection for Ambien® IR in the United States in April and the arrival of generic competition for Eloxatin® in Europe. Sensitivity to the euro/ dollar exchange rate is estimated at 0.6% of growth for a 1-cent movement in the exchange rate4.

2 See Appendix 5

3 Excluding selected items, 2006 adjusted EPS was 4.88 euros

4 Based on Q1 2007 average euro/dollar exchange rate (1 euro = 1,31), adjusted EPS growth guidance excluding selected items would be around 5.4%

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Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the sanofi-aventis annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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Recent Events

February 12, 2007	Announcement of revisions to the prescribing information for Ketek® in the United States
February 13, 2007	Announcement that the review period for the Acomplia® filing in the United States had been extended by 3 months to July 26, 2007
February 23, 2007

Presentation to the ASCO Prostate Cancer Symposium of long term survival results from the TAX 327 Phase III clinical trial, which evaluated a Taxotere® based regimen in patients with metastatic hormone refractory prostate cancer

March 16, 2007	Announcement that European launches of Lantus® SoloSTAR® and Apidra® SoloSTAR® would begin in April 2007
March 22, 2007	Announcement of reimbursable status for Acomplia® in France for obese patients with type 2 diabetes
March 26, 2007	Announcement that rimonabant had been put on the agenda for the Endocrinologic and Metabolic Drugs Advisory Committee Meeting to be held on June 13, 2007
March 28, 2007	Announcement by sanofi-aventis and Oxford BioMedica of the signature of an exclusive global license agreement to develop and commercialize TroVax® for the treatment and prevention of cancers
March 30, 2007	Announcement of an update to the European Summary Of Product Characteristics (SmPC) for Ketek®
April 2, 2007	Announcement of the transfer of all the commercial rights for Panaldine® in Japan from Daiichi to sanofi-aventis
April 3, 2007	Announcement of marketing approval for Acomplia® in Switzerland
April 17, 2007	Announcement of approval by the FDA of the sanofi pasteur H5N1 vaccine
April 20, 2007	Announcement of publication of the PREVAIL study (Prevention of VTE after Acute Ischemic Stroke with LMWH Enoxaparin) in the April issue of The Lancet.
April 20, 2007	Announcement of reimbursement of Acomplia® (rimonabant) in Switzerland for the treatment of Type 2 Diabetics Overweight Patients and for the treatment of Patients with Obesity
April 26, 2007	Announcement of approval of Acomplia® in Brazil for the treatment of obese patients, or overweight patients with associated risk factors, such as type 2 diabetes or dyslipidemia
April 30, 2007	Announcement of approval of Lantus®SoloSTAR® by the FDA

Financial Timetable

May 31, 2007	Shareholders’ Annual General Meeting
August 1, 2007	2007 second-quarter sales and results
September 17, 2007	Research and Development meeting
October 31, 2007	2007 third-quarter sales and results

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Appendices

List of Appendices

Appendix 1:	Explanatory notes/ Financial indicators
Appendix 2:	2007 first-quarter net sales by product
Appendix 3:	2007 first-quarter adjusted consolidated financial statements
Appendix 4:	2007 first-quarter reconciliation of consolidated income statement to adjusted consolidated income statement
Appendix 5:	Trends in selected adjusted income statement items, net of tax

Appendix 1: Explanatory notes/ Financial indicators

Comparable net sales

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

We exclude the impact of exchange rates by recalculating sales for the prior period on the basis of exchange rates used in the current period. We exclude the impact of acquisitions by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2006 first-quarter net sales to 2006 first-quarter comparable net sales

€ million	Q1 2006
Q1 2006 net sales	7,035
Impact of changes in Group structure	(16)
Impact of exchange rates	(308)
Q1 2006 comparable net sales	6,711

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Worldwide presence of a product

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Operating income – current

We define “operating income – current” as operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

Adjusted net income

We define “adjusted net income” as accounting net income after minority interests (determined under IFRS) adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. Sanofi-aventis believes that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

▪	Charges arising from the remeasurement of inventories at fair value, net of tax;
▪	Amortization/impairment expense generated by the remeasurement of intangible assets, net of tax;
▪	Any impairment of goodwill.

Sanofi-aventis also excludes from adjusted net income any integration and restructuring costs (net of tax) that are specific to the acquisition of Aventis by sanofi-aventis.

€ million	Q1 2007 Consolidated financial statements (unaudited)	Q1 2007 Adjusted consolidated financial statements (unaudited)
Net sales	7,177	7,177
Net income after minority interests	1,537	2,117
Basic earnings per share	1.14	1.57

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Appendix 2:  2007 first-quarter net sales by product

€ million	Q1 2007 net sales	Q1 2006 comparable net sales	Q1 2006 reported net sales
Lovenox®	634	586	624
Plavix®	569	575	580
Stilnox®/Ambien®/Ambien CR™	606	406	441
Taxotere®	449	408	430
Eloxatin®	393	406	429
Lantus®	458	360	382
Copaxone®	289	246	263
Aprovel®	264	245	248
Tritace®	211	225	235
Allegra®	201	165	180
Amaryl®	94	116	121
Xatral®	82	91	94
Actonel®	78	87	89
Depakine®	76	76	78
Nasacort®	79	65	71
TOTAL	4,483	4,057	4,265
Other products	2,127	2,165	2,258
TOTAL Pharmaceuticals	6,610	6,222	6,523
Vaccines	567	489	512
TOTAL Net sales	7,177	6,711	7,035

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Appendix 3: 2007 first-quarter adjusted consolidated financial statements

2007 first-quarter adjusted consolidated financial statements (unaudited)

€ million	Q1 2007 Adjusted consolidated income statement (unaudited)	as % of net sales	Q1 2006 Adjusted consolidated income statement (unaudited)	as % of net sales	% change
Net sales	7,177	100.0%	7,035	100.0%	+2.0%
Other revenues	256	3.6%	289	4.1%	-11.4%
Cost of sales	(1,864)	(26.0%)	(1,867)	(26.5%)	-0.2%
Gross profit	5,569	77.6%	5,457	77.6%	+2.1%
Research and development expenses	(1,081)	(15.1%)	(1,046)	(14.9%)	+3.3%
Selling and general expenses	(1,873)	(26.1%)	(2,050)	(29.1%)	-8.6%
Other current operating income	191	-	119	-	-
Other current operating expenses	(54)	-	(28)	-	-
Amortization of intangibles	(33)	-	(33)	-	-
Operating income – current*	2,719	37.9%	2,419	34.4%	+12.4%
Restructuring costs	(22)	-	-	-	-
Impairment of PP&E and intangibles	-	-	(1)	-	-
Gain/loss on disposals, and litigation	-	-	533	-	-
Operating income	2,697	37.6%	2,951	41.9%	-8.6%
Financial expenses	(83)	-	(109)	-	-23.9%
Financial income	51	-	79	-	-35.4%
Income before tax and associates	2,665	37.1%	2,921	41.5%	-8.8%
Income tax expense	(595)	(8.2%)	(832)	(11.8%)	-28.5%
Reported tax rate	22.3%	-	28.5%	-	-
Share profit/loss of associates	159	-	181	-	-12.2%
Consolidated net income	2,229	31.1%	2,270	32.3%	-1.8%
Minority interests	112	-	97	-	+15.5%
Net income after minority interests	2,117	29.5%	2,173	30.9%	-2.6%
Average number of shares outstanding (millions)	1,351.1		1,344.4
Earnings per share (in euros)	1.57		1.62		-3.1%

*Operating income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

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Appendix 4: 2007 first-quarter reconciliation of consolidated income statement to adjusted consolidated income statement

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €580 million net of deferred taxes (with no cash impact for the Group).

€ million	Q1 2007 Consolidated (unaudited)	Adjustments	Q1 2007 Adjusted consolidated (unaudited)
Net sales	7,177		7,177
Other revenues	256		256
Cost of sales	(1,864)		(1,864)
Gross profit	5,569		5,569
Research and development expenses	(1,081)		(1,081)
Selling and general expenses	(1,873)		(1,873)
Other current operating income	191		191
Other current operating expenses	(54)		(54)
Amortization of intangibles	(919)	886 (a)	(33)
Operating income – current*	1,833	886	2,719
Restructuring costs	(22)		(22)
Impairment of PP&E and intangibles	-		-
Gain/loss on disposals, and litigation	-		-
Operating income	1,811	886	2,697
Financial expenses	(83)		(83)
Financial income	51		51
Income before tax and associates	1,779	886	2,665
Income tax expense	(268)	(327) (b)	(595)
Share profit/loss of associates	138	21 (c)	159
Consolidated net income	1,649	580	2,229
Minority interests	112		112
Net income after minority interests	1,537	580	2,117
Average number of shares outstanding (millions)	1,351.1		1,351.1
Earnings per share (in euros)	1.14	0.43	1.57

*Operating income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

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The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) on the 2007 first-quarter consolidated income statement are:

a)	An amortization charge of €886 million against intangible assets. This adjustment has no cash impact on the Group.
b)	Deferred taxes of €327 million generated by the amortization charge of €886 million taken against intangible assets. This adjustment has no cash impact on the Group.
c)	In “Share of profit/loss from associates”, a €21 million charge corresponding to amortization and impairment of intangibles (net of tax). This adjustment has no cash impact on the Group.

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Appendix 5: Trends in selected adjusted income statement items, net of tax

€ million	Q1 2007	Q1 2006
Restructuring costs	(15)	-
Net gains/(losses) on disposals	-	446[2]
Provisions for financial instruments , litigation, tax inspections and other items	223[1]	20
TOTAL after tax	208	466

1 Net reversal of provisions for tax risks/settlement of tax audits: €223 million

2 including:

-	Exubera®: €384 million
-	Animal Nutrition: €31 million

REMINDER

8.00 am CET - WEBCAST & CONFERENCE CALL (English)

The 1st quarter 2007 sales and earnings will be reviewed today by Mr. Hanspeter Spek, Executive Vice-President, Pharmaceutical Operations, Mr. Jean-Claude Leroy, Executive Vice President, Finance and Legal. The slides will be available on http://www.sanofi-aventis.com. This presentation will be followed by a Q&A session.

CALL-IN NUMBERS	The conference will also be available by telephone via the following numbers:

	France	+33 (0) 1 70 99 42 87
	UK	+44 (0) 207 138 0843
	USA	+1 718 354 1152

AUDIO REPLAY	Available online at http://www.sanofi-aventis.com and through the numbers below (until May 12, 2007):

	France	+33 (0) 1 71 23 02 48
	UK	+44 (0) 207 806 1970
	USA	+1 718 354 1112
	Access code	3947621#

Investor Relations Department

Paris: +33 (0)1.53.77.45.45 – Bridgewater: +1.908.981.5560

Email: IR@sanofi-aventis.com

19/19